                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                                 SCHEDULE TO/A
                                (RULE 14d-100)

                     TENDER OFFER STATEMENT UNDER SECTION
          14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                                EMUSIC.COM, INC.
                       (Name of Subject Company (Issuer))

                     UNIVERSAL ACQUISITION CORP. (OFFEROR)
                  UNIVERSAL MUSIC GROUP, INC. (OFFEROR PARENT)
      (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                   292476108
                     (CUSIP Number of Class of Securities)

                                ---------------

                               LAWRENCE KENSWIL
                                PRESIDENT, ELABS
                             UNIVERSAL MUSIC GROUP
                        2220 COLORADO AVENUE, 6TH FLOOR
                        SANTA MONICA, CALIFORNIA  90404
                           TELEPHONE: (310) 865-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                ---------------

                                   COPY TO:
                              RUTH E. FISHER, ESQ.
                             KEVIN S. MASUDA, ESQ.
                          MUNGER, TOLLES & OLSON, LLP
                            355 SOUTH GRAND AVENUE
                             LOS ANGELES, CA  90071
                           TELEPHONE: (213) 683-9100

                                ---------------

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                      AMOUNT OF FILING FEE
--------------------------------------------------------------------------------

  $36,364,204                                                      $7,273

--------------------------------------------------------------------------------
* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of a total of (i) 43,202,110 shares of the outstanding common stock, par value $0.001 per share, of the Subject Company (the "Subject Company Stock"), (ii) 13,203,224 shares of Subject Company Stock issuable upon exercise of outstanding options, and (iii) 7,391,514 shares of Subject Company Stock issuable upon exercise of outstanding warrants, each at an offer price of $0.57 per share.
--------------------------------------------------------------------------------


[X]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,273
Form or Registration No.: Schedule TO
Filing Party: Universal Music Group, Inc. and Universal Acquisition Corp. Date Filed: April 20, 2001

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.
[_]issuer tender offer subject to Rule 13e-4.
[_]going-private transaction subject to Rule 13e-3.
[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

           --------------------------------------------------------
           --------------------------------------------------------

        This Amendment No. 2, filed on May 18, 2001, supplements and amends the Tender Offer Statement on Schedule TO filed on April 20, 2001 and amended by Amendment No. 1 filed on May 1, 2001 (as amended, the "Statement"), relating to the offer by Universal Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Universal Music Group, Inc., a California corporation ("Parent"), to purchase all of the outstanding Common Stock, par value $0.001 per share (the "Shares"), of EMusic.com, Inc., a Delaware corporation (the "Company"), as set forth in the Statement. Any capitalized term not defined herein has the meaning ascribed to such term in the Statement or in the Offer to Purchase referred to therein.

ITEM 4.  TERMS OF THE TRANSACTION

        Item 4 is amended and supplemented by the addition of the following:

        On May 18, 2001, Parent issued a press release announcing the results of the initial offering period and announcing that a subsequent offering period for the Offer would commence immediately and expire on Friday, June 1, 2001 at 5:00 p.m. New York City time. During the subsequent offering period, Shares will be accepted and promptly paid for as they are tendered. The same $0.57 per Share paid during the initial offering period will be paid during the subsequent offering period. Shares tendered during the initial offering period and during the subsequent offering period may not be withdrawn. The full text of the press release issued by Parent is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

        Item 8 is amended and supplemented by the addition of the following:

        The initial offering period expired at 12:00 midnight, New York City time, on Thursday, May 17, 2001. Following the expiration of the initial offering period, Purchaser accepted for payment all Shares validly tendered pursuant to the Offer. Purchaser was informed by the Depositary that approximately 31,831,000 Shares were validly tendered and not withdrawn as of the expiration of the initial offering period, including 4,526,000 Shares tendered by notice of guaranteed delivery. This represented approximately 73.7% of the issued and outstanding Shares of the Company.


ITEM 12.  EXHIBITS

        Item 12 is amended to add the following exhibit:

        (a)(9) Text of press release issued by Parent, dated May 18, 2001.

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    UNIVERSAL ACQUISITION CORP.

                                    By    /s/ Lawrence Kenswil
                                    -------------------------------------------
                                    Name:  Lawrence Kenswil
                                    Title: Executive Vice President


                                    UNIVERSAL MUSIC GROUP, INC.

                                    By    /s/ Lawrence Kenswil
                                    -------------------------------------------
                                    Name:  Lawrence Kenswil
                                    Title: Executive Vice President


Dated: May 18, 2001

                                 Exhibit Index
Exhibit
-------

(a)(1)* Offer to Purchase, dated April 20, 2001.

(a)(2)* Form of Letter of Transmittal.

(a)(3)* Form of Notice of Guaranteed Delivery.

(a)(4)* Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)* Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)* Text of joint press release issued by Parent and the Company, dated April 9, 2001.

(a)(7)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(8)* Form of summary advertisement, dated April 20, 2001.

(a)(9)  Text of press release issued by Parent, dated May 18, 2001.

(d)(1)* Agreement and Plan of Merger, dated as of April 6, 2001, among Parent, Purchaser and the Company.

(d)(2)* Stockholders Agreement, dated as of April 6, 2001, among Parent, Purchaser and certain current and former directors and officers of the Company.

* Previously filed.